                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13403

CUSIP NUMBER:  027070101

(Check One) |_| Form 10-K |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
            |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  June 29, 2007

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

4100 N. Mulberry Drive, Suite 200
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Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64116
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

The  Quarterly  Report on Form  10-Q of  American  Italian  Pasta  Company  (the
"Company")  for the  quarter  ended June 29,  2007,  could not be filed with the
Securities  and  Exchange   Commission  on  a  timely  basis  in  light  of  the
circumstances described below.

As  announced  in  August  2005,  in light of  certain  matters  brought  to the attention of the Board of Directors by management, the Company's Audit Committee commenced in July 2005 an internal  investigation  utilizing outside counsel and forensic  accountants.  As previously  announced,  the Audit  Committee's  legal advisors have completed their fact finding investigation,  and with the forensic accountants, are reviewing the information obtained in the investigation.

The  Company  anticipates  completing  its  internal  preparation  of  financial statements and annual  reports on Form 10-K for its fiscal year ended  September
30,  2005 and for its fiscal year ended  September  29, 2006 in the last half of
August  2007.  However,  the Company  cannot  currently  predict when the review process by its independent  registered  public  accounting firm will be complete and thereby allow the Company to conclude the process to file audited  financial statements and annual reports on Form 10-K for these periods.

The completion and the filing of audited financial statements and annual reports on Form 10-K for fiscal 2005 and fiscal 2006 are subject to a number of factors, including the ongoing  investigations  in which the Company is cooperating,  the review  of  and  continued  analysis  of  issues  by the  Company's  independent
registered   public   accounting  firm,  and  any  regulatory   review  that  is
necessitated by the Company's restatement process.

The Company's  Quarterly Report on Form 10-Q for the quarter ended June 29, 2007 cannot be  completed  and filed  until the  Company  is current in its other SEC filings. The Company will file its Form 10-Q as soon as practicable but will not do so within the five day extension period provided for under SEC Rule 12b-25.

PART IV--OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Paul R. Geist                                     (816) 584-5611
--------------------------------------------      ------------------------------
(Name)                                            (Area Code) (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s). | | Yes |X| No

        Quarterly Report on Form 10-Q for the quarter ended July 1, 2005

        Annual Report on Form 10-K for the year ended September 30, 2005

      Quarterly Report on Form 10-Q for the quarter ended December 30, 2005

       Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

        Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

        Annual Report on Form 10-K for the year ended September 29, 2006

      Quarterly Report on Form 10-Q for the quarter ended December 29, 2006

       Quarterly Report on Form 10-Q for the quarter ended March 30, 2007

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings  statements  to be included in the subject  report or portion  thereof?
|X| Yes | | No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending  restatement,  the Registrant's results of operations from the corresponding periods of the prior fiscal year will change. Because the restatement  process is not yet complete and is subject to audit, the Registrant cannot  determine  if a  significant  change in results of  operations  from the corresponding  periods of the prior fiscal year will be reported or quantify the extent of any such change at this time. On August 2, 2007,  the Company issued a press release with the  following  information  regarding  revenues for the nine months ending June 29, 2007:

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As  previously  announced,  the Company has  changed its  reporting  of revenues regarding certain promotional expenses,  treating them as a reduction in revenue as opposed to selling  and  marketing  expense on the  Company's  statements  of operations.  While this reclassification  reduces reported revenues, it does not change reported net income (loss).  With this  reclassification,  total revenues for the nine months ended June 29, 2007 were $287.6  million  compared to $271.2 million in the nine months ended June 30, 2006,  reflecting  an increase of 6.5%
in revenue compared to the prior fiscal year.  Overall volume increased 0.9%, as compared to the prior fiscal year.  Excluding  liquidation sales of $0.4 million and $1.5  million  in the  first  nine  months of  fiscal  years  2007 and 2006, respectively, revenue increased 6.5% and volume increased 2.4% in the first nine months of fiscal 2007 compared to the previous  fiscal year's first nine months.
The Company has previously noted that it had significant obsolete inventory from prior  periods and believes that  providing  the revenue and volume  information excluding the sale of this inventory provides additional  information  regarding the Company's ongoing operations.

The Company also noted that all historical  revenue  amounts  outlined above are unaudited  and are  subject to  adjustments,  including  adjustments  related to promotional  expenses,  accounting  period  cutoff,  and other  related  revenue recognition  issues  resulting from the  previously  announced  Audit  Committee investigation.

                         American Italian Pasta Company
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 9, 2007                  By:        /s/ Paul R. Geist
                                          --------------------------------------
                                       Name:  Paul R. Geist
                                       Title:  Vice President and Corporate
                                               Controller

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